Exhibit 15.7

AstraZeneca PLC

Legal & Secretary’s Department

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

For the attention of Adrian Kemp

By email & by post

7 March, 2017

Dear Ladies and Gentlemen

BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2016

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the US Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on page 231 and identified (highlighted in yellow) on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2016 (the “Annual Report”) annexed as Annex A, which is incorporated by reference in the registration statement No. No. 333-214756 for AstraZeneca Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No. 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca.

Our authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)	Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website;

2)	AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and

3)	AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ Jack Tsouramanis

Commercial Director – Bureau Veritas Certification UK

For and on behalf of Bureau Veritas UK Ltd

ACCEPTED AND AGREED

This 7th day of March 2017

AstraZeneca PLC

/s/ A C N Kemp

Name: Adrian Kemp

Title: Company Secretary

Our Operations function plays a key role in the development, manufacturing, testing and delivery of our medicines to our customers.

Restructuring

Since 2007, we have made significant efforts to restructure and reshape our business to improve long-term competitiveness. Full details are provided in the Financial Review from page 62. We have created a leaner and simpler organisation, focused on driving distinctive science in our main therapy areas. To advance our strategy, in April 2016, we announced plans to:

>	sharpen prioritisation of investments and focus in our main therapy areas, particularly Oncology
>	increase partnering in relation to projects in our inflammation, infection and neuroscience disease areas, and to products in markets where there is a clear rationale
>	align costs to our changing business shape and to streamline our operations at a global, regional and country level; reshaping manufacturing as we build our biologics capacity; to drive simplification; and to implement small footprint changes.

Restructuring charges of $1,107 million were incurred in the year and we remain on track to realise the benefits and incur the costs we announced.

Sustainability

We want to be valued and trusted by our stakeholders as a source of great medicines over the long term. That is why we are committed to operating in a way that recognises the interconnection between business growth, the needs of society and the limitations of our planet. This means delivering our business strategy in a way that broadens access to our medicines, minimises the environmental footprint of our products and processes, and ensures that ethics and transparency underpin everything we do. Our commitment to growing our business in a sustainable way also helps us protect our licence to operate, attract and retain talent, manage risk and, most importantly, deliver life-changing medicines to patients. The SET and Board regularly review our sustainability work as part of their risk management and business review activities.

Refreshed sustainability strategy In 2016, we embarked on a process to refresh and focus our sustainability programme and further embed it into our business practices and strategic priorities. We worked with an independent think-tank to complete a sustainability materiality assessment to help identify priorities.

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Business Review continued

The assessment process identified 27 sustainability issues relevant to us. These became the basis for benchmarking analysis, engagement with external and internal stakeholders, and an internal review that examined our areas of strength, weakness and opportunity, and our alignment with the UN Sustainable Development Goals.

Through this process, we have identified three priority areas that, given their alignment with our Purpose and business strategy, will allow us to have the most impact in benefiting our patients, our Company, broader society and the planet. We remain committed to managing and building our performance in the other areas within the scope of AstraZeneca’s sustainability programmes, such as human rights, diversity, and workplace health and safety. We will continue to work across our business to integrate these commitments into the way we work, engage with stakeholders and evaluate our performance. The three priority areas are as follows.

1.  Broadening access to healthcare.

Through collaboration and innovation we strive to expand access to our medicines by:

>	Exploring innovative ways of increasing access to healthcare for more people, tailored to meet differing patient needs and circumstances (see page 51 and Healthy Heart Africa on page 49).
>	Making a positive contribution to our local communities around the world, through community support programmes consistent with improving health and promoting science (see page 53).

2.  Ethics and transparency.

We will maintain integrity in everything we do by:

>	Working to consistent global standards of ethical sales and marketing practices in all our markets (see page 52).
>	Working only with suppliers who have standards consistent with our own as we increase our outsourcing to drive business efficiency (see page 52).
>	Working on continued transparency with our data in clinical trials, enhancing the understanding of how our medicines work and benefit patients (see page 47).
>	Applying sound bioethics to all our work and maintaining a strong focus on patient safety (see pages 47 and 48).

3.  Environmental protection.

We follow the science to protect the planet by:

>	Managing our impact on the environment, across all our activities, with a particular focus on carbon emissions, waste and water use.
>	Minimising the environmental impact of our products (see pages 60 and 61).

Our focus on these three areas does not diminish our commitment to other areas of our sustainability agenda. For example:

>	Ensuring that diversity in its broadest sense is reflected in our leadership and people strategies (see page 55).
>	Continuing to develop and embed a consistent approach to human rights across our worldwide activities (see page 56).
>	Promoting the safety, health and wellbeing of all our people worldwide (see page 53).

Benchmarking and assurance
Our work in sustainability has been recognised by a number of organisations in 2016:

DJSI

>  Second in Pharmaceuticals, Biotechnology and Life Sciences industry group.

>  Sector best scores attained for: Occupational Health and Safety, Code of Conduct, Marketing Practices, Climate Strategy and Health Outcomes Contribution.

CDP

>  Climate A List – Among the top 9% of companies participating in CDP’s climate change programme in recognition of our actions to reduce emissions and mitigate climate change.

>  Water A List – Among the leading 25 companies for our commitment to transparency around environmental risks and demonstration of pursuing best practice.

>  Supplier Climate A List – Among the 3% of companies awarded an A grade for our efforts and actions to combat climate change by implementing programmes to reduce emissions in both direct operations and supply chain.

Access to Medicine Index

>  Biggest riser in the Index since the last survey, moving to 7th place in 2016 from 15th in 2014.

>  Recognition for industry best practice in a number of areas, including transparent approach to intellectual property in relation to Index Countries: disclosing where we will not enforce patents, where we would consider granting a licence, and disclosing the status of our patents for products used to treat Index Diseases.

Bureau Veritas has provided independent external assurance to a limited level on the sustainability information contained within this Annual Report.

   For more information on Bureau Veritas’ work and benchmarking, please see Sustainability: supplementary information on page 231 and the Sustainability pages on our website, www.astrazeneca.com.

44	AstraZeneca Annual Report and Form 20-F Information 2016

Safety, Health and Environment strategy

Throughout 2016, we worked to embed our 2016 to 2025 Safety, Health and Environment (SHE) strategy and deliver the targets we have set ourselves as regards:

>	eliminating workplace accidents and illnesses (see page 53)
>	protecting natural resources (see pages 60 and 61)
>	ensuring the environmental safety of our products (see page 61).

We have made good progress to date, attaining independent verification that our climate change targets are science-based, setting out our RE100 strategy to source 100% renewable power globally, and disclosing our climate information in public reports. We have also made a commitment to responsible water stewardship as part of The Business Alliance for Water and Climate partnership. We are working closely with our operating sites to agree on specific contributions to our 2025 strategy targets. More information on our performance in 2016 can be found in Safety, health and wellbeing on page 53 and Environment from page 60.

We are proud of the external recognition we are receiving for our work. As shown to the left, the Dow Jones Sustainability Index (DJSI) has scored our climate change strategy and occupational health and safety performance as best in our industry. Our submissions to investor benchmarking organisation, CDP achieved an A-list ranking for both climate change and water stewardship. During 2016, we committed approximately $25 million to natural resource projects at our sites. These projects are expected to accelerate our resource efficiency performance and include: solvent recovery to reduce hazardous waste; a novel heat pump system to reduce reliance on natural gas; and a number of resource efficiency minor works programmes. Site water stress assessments and natural resource audits continue to identify further opportunities for management and investment. We continue to hold third party suppliers accountable for protecting the environment across our supply chains and we are active members of the Pharmaceutical Supply Chain Initiative to promote a collaborative approach across our industry.

1. Achieve scientific leadership

We are using our distinctive scientific capabilities in small molecules and biologics, including immunotherapies and protein engineering, as well as investing in key programmes and focused business development, to deliver life-changing medicines.

Overview

>	Launched six diagnostic tests linked to our products in line with our personalised healthcare (PHC) strategy
>	Delivered clinical trial data and submissions that resulted in 11 approvals for brand new medicines in the US, EU, China or Japan
>	Simplified programmes, processes and systems, and prioritised resources towards late-stage drug development
>	Published 75 manuscripts in ‘high-impact’ publications compared to seven in 2010
>	Continued to strengthen early-stage portfolio with new drug modalities, allowing us to expand into novel scientific areas while maintaining a clear focus on disease mechanisms
>	Strive to access the best science, both internal and external, in our biotech units, and we are open to exploring new and different kinds of collaborations
>	Committed to working responsibly and in accordance with our global bioethics policy

Early science

We continued to strengthen our early-stage portfolio with new drug modalities such as modified RNA, anti-micro RNA, antisense oligonucleotides, bi-specific monoclonal antibodies (MAbs) and antibody-drug conjugates (ADC). This is allowing us to expand into novel scientific areas while maintaining a clear focus on disease mechanisms. In 2016, in partnership with Regulus Therapeutics Inc., we saw AZD4076, an anti-micro RNA targeting the miR103/107 gene, being dosed into patients. These patients had non-alcoholic steatohepatitis or ‘silent-liver disease’, for which there are no approved medicines. Also in 2016, in partnership with Moderna, we filed the clinical trials application for AZD8601, a modified RNA for VEGF-A for cardiac regeneration. We also extended our partnership with Moderna to include immuno-oncology programmes, combining MedImmune’s protein engineering and cancer biology expertise with Moderna’s technology.

See Oncology from page 25 for more information

Working collaboratively and fostering open innovation

Our biotech-style operating model gives us access to the best science, both internal and external, and we are open to exploring new and different kinds of collaborations. Our partnership models include in-licensing of new chemical modalities and platforms, disease understanding, technology advances, uncovering novel target opportunities, and clinical partnerships. For example, two key pieces of scientific research were published in high-impact journals by scientists at our joint centre for cardiometabolic diseases at the Karolinska Institutet. We also identify collaborations that allow us to out-license our technology platforms. For instance, we have expanded the utilisation of our ADC technology platform through an agreement with Regeneron Pharmaceuticals Inc., giving them access to MedImmune’s ADC technology.

In 2016, IMED continued to pioneer new approaches to open innovation, enabling our scientists more freely to share their ideas and collaborate on projects with external scientists. The IMED Open Innovation portal allows external researchers to access the full range of open innovation programmes. By the end of 2016, our teams had reviewed more than 500 proposals for new drug projects. Of these, 26 have progressed as far as clinical trials, while more than 150 are at pre-clinical trial stage.

During 2016, MedImmune continued to forge collaborations, including a research collaboration with the University of California, San Francisco US, with an emphasis on basic research and translational sciences. We also announced an innovative programme with Johns Hopkins University, providing a first-of-its-kind industry-academic PhD programme in the US. Furthermore, in late 2016, MedImmune and a consortium of UK universities – Cambridge, Leeds, Manchester and Sheffield – announced that they will be afforded a Collaborative

AstraZeneca Annual Report and Form 20-F Information 2016	45

immunotherapy treatment – durvalumab for bladder cancer. We also received Fast Track Designation for Lynparza for 2nd line ovarian cancer and for MEDI8852 for patients hospitalised with Type A strain influenza. Orphan Drug Designations were granted for acalabrutinib for three haematological indications, for selumetinib for differentiated thyroid cancer, and for MEDI-551 for treating neuromyelitis optica. We are also working alongside regulatory authorities to drive change within the regulatory environment by ensuring that the clinical benefits of our medicines for patients are clearly understood. For example, using Patient Reported Outcomes data can help define how oncology medicines are used to treat patients with cancer.

With 132 drug projects in the pipeline, GMD is prioritising by focusing investment to accelerate specific programmes, so that new treatments get to patients more quickly but still safely. As a result, several immuno-oncology clinical trials, including some for lung cancer, head and neck cancer and bladder cancer, completed recruitment in 2016, with read-outs expected in 2017. Teams have also been quick to turn positive clinical trial data into regulatory submissions. In 2016, we made submissions in the US and EU for our first respiratory biologic treatment, benralizumab, for severe asthma and for our lung cancer treatment, Tagrisso, in China. We secured a priority review for Tagrisso following its accelerated development programme and previous approvals in the US, EU, Japan and 13 other countries.

We also work in partnership to advance our clinical research – from strategic alliances with contract research organisations (CROs) for the delivery of clinical trials, to academic collaborations. These include new partnerships with the Department of Medical Statistics at the London School of Hygiene & Tropical Medicine and with the University of Manchester’s Health eResearch Centre. These partnerships aim to deploy statistical techniques in examining clinical and healthcare data to make medicines more personalised and effective for patients, and to drive smarter clinical trials.

Our scientific reputation

Demonstrating the quality of the research conducted in our laboratories, through publication in high-quality and ‘high-impact’ journals, is an essential element in building our scientific reputation and achieving scientific leadership. It is also critical for recruiting and retaining the best scientists from around the world. Scientists from IMED, MedImmune and GMD have published 75 manuscripts (a record number) in ‘high-impact’ peer-reviewed journals, each with an impact factor exceeding 15 (Thomson Reuters 5yr IF score) and a score exceeding 1,050 in total. This represents an eleven-fold improvement since our drive to publish in ‘high-impact’ journals began in 2010.

Responsible research

Our commitment to working in a transparent and ethical manner is essential to achieving scientific leadership and delivering life-changing medicines. Our global standards of bioethics apply to all our research activity, whether conducted by us or third parties on our behalf. The following sections summarise our activities in this area – for more information, see our website, www.astrazeneca.com/

sustainability.html

Patient safety

Patient safety is very important and we strive to minimise the risks and maximise the benefits of our medicines. Through a pharmacovigilance programme, we monitor our medicines once they are in the marketplace to learn of any side effects not identified during the development process and provide information concerning the safety profile of our medicines to regulators, healthcare professionals and, where appropriate, patients.

We have a dedicated patient safety team to help us fulfil our commitment to patient safety. Each developing and marketed medicine is allocated a Global Safety Physician and a patient safety scientist. In addition, each market is supported by a dedicated patient safety manager. Our Chief Medical Officer is accountable for the benefit/risk profiles of our products in development and on the market. He provides medical oversight and enforces risk assessment processes to help us make efficient and informed decisions about patient safety.

Clinical trials and transparency

In 2016, we conducted a range of clinical trials at many sites as shown in the chart to the right. This broad span helps ensure that study participants reflect the diversity of patients for whom our medicines are intended and identifies the patients for whom the medicine may be most beneficial. Our global governance process provides the framework for ensuring a consistent, high-quality approach worldwide. Protecting participants throughout the trial process is a priority and we have strict procedures to help ensure participants are not exposed to unnecessary risks.

All our clinical studies are designed and finally interpreted in-house but some are conducted by CROs on our behalf. In 2016, approximately 48% of patients in our small molecule studies and 44% of patients in our biologics studies were monitored by CROs. We require these organisations to comply with our global standards and we conduct risk-based audits to monitor compliance.

We believe that transparency enhances the understanding of how our medicines work and benefit patients. We publish information about our clinical research, as well as the registration and results of our clinical trials – regardless of whether they are favourable – for all products and all phases, including marketed medicines, drugs in development and drugs where development has been discontinued.

In 2016, we implemented new global standards which give patients and researchers more information about our research. Specifically:

>	Every patient who participates in a study sponsored by us receives a note recognising their contribution as well as a copy of the study’s Trial Results Summary.
>	In 2016, we launched a portal (https:// astrazenecagroup-dt.pharmacm.com) for external researchers to allow them to request our clinical data and reports to support additional research. We have responded to over 50 requests so far.

For more information, please see our website, www.astrazeneca.com, or our clinical trials website, www.astrazenecaclinicaltrials.com

Clinical trials by region

Region	Small molecule	Biologics
Europe	15%	23%
US/Canada	27%	26%
Asia Pacific	15%	11%
Central/Eastern Europe	28%	24%
Japan	2%	5%
Latin America	10%	10%
Middle East and Africa	3%	1%

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Business Review continued

Research use of human biological samples

The use of human biological samples, such as solid tissue, biofluids and their derivatives, plays a vital role in developing a deeper understanding of human diseases and their underlying mechanisms, which helps us develop effective, new and personalised medicines.

When we conduct this important research, we maintain policies and processes to ensure that we comply with the law and meet regulatory concerns. We place an emphasis on informed consent that protects the rights and expectations of donors and families throughout the process of our acquisition, use, storage and disposal of the samples. Protecting the confidentiality of a donor’s identity is of the utmost importance, and a key part of our process includes the coding of biological samples and associated data (including genetic data).

In rare circumstances, we may use human fetal tissue (hFT) or human embryonic stem cells (hESC). In these circumstances, an internal review of the scientific validity of the research proposal will be conducted and permission to use the tissue will be granted only when no other scientifically reasonable alternative is available. We also insist our third party vendors adopt the highest ethical standards and we rigorously assess the ability of tissue suppliers to meet our quality and ethical expectations. We are committed to minimising the use of fetal tissue by exploring technological alternatives.

To date, seven research proposals that include use of cells derived from hFT have been received for consideration, but none of these has progressed so far, either for scientific or other reasons. We continue to review our processes for the supply of hFT but, at the end of 2016, had yet to approve a single source. Currently, four projects using three different hESC lines have been approved.

Animal research

We are committed to helping the public understand our use of animals in research and our methods for reducing, refining, or replacing this use (3R approach).

We share our transparency goals externally through presentations at conferences and workshops throughout the US and EU, and we also highlighted our latest refinement techniques and approach to implementing the 3Rs in a recent blog for the UK National Council for the 3Rs. Internally we are working to refine our study designs by improving access to a refreshed training programme on the principles of good statistical practice. The objective of this training is to ensure that scientists are better able to appropriately power their studies, account for variability and control bias wherever possible.

Animal research use varies depending on numerous factors, including our amount of pre-clinical research, the complexity of the diseases under investigation and regulatory requirements. We believe that without our active commitment to reducing, refining, or replacing animals in research, our animal use would be much greater. In 2016, we used 193,451 animals in-house (2015: 182,055). In addition, 25,651 animals were used by CROs on our behalf (2015: 33,220).

2. Return to growth

We seek to return to growth by focusing on our Growth Platforms and leveraging our strong global commercial presence, particularly in Emerging Markets, to ensure the right medicines are available and that patients have access to them.

Overview

>	Ongoing scrutiny of pharmaceutical pricing in US and Europe
>	Despite biennial price cuts, Japan remained an attractive market
>	Third fastest growing top 10 multinational pharmaceutical company in Emerging Markets
>	Growth rate in China expected to moderate due to increased price pressure and hospital cost containment
>	Pricing policy based on principles of value, sustainability, access and flexibility
>	Sought to make our medicines more affordable for self-pay patients based on ability to pay
>	Expanded Healthy Heart Africa programme from Kenya to Ethiopia and partnered with The US President’s Emergency Plan for AIDS Relief

Our plans for growth

Our Commercial teams, which comprised around 34,100 employees at the end of 2016, are active in more than 100 countries. In most countries, we sell our medicines through wholly-owned local marketing companies. We also sell through distributors and local representative offices and market our products largely to primary care and specialty care physicians.

Even as we continue to be impacted by the loss of exclusivity on some of our leading medicines, such as Crestor, Nexium and Seroquel, we have witnessed increasing revenues from our growth brands and launches. This return to growth is underpinned by our internal Growth Platforms which are our growth levers. As our strategy has progressed, so our Growth Platforms have evolved, as shown in Strategy and key performance indicators from page 16. Respiratory was joined by New Oncology from January 2015 and, from January 2017, New CVMD replaced Diabetes and Brilinta/Brilique. Our two remaining Growth Platforms, Emerging Markets and Japan, reflect the importance of these markets to growing future revenues. Overall, our Growth Platforms grew by 4% at actual exchange rates (5% at CER) in 2016 and now represent 63% of all revenues.

However, the pharmaceutical market is highly competitive. For example, our Diabetes franchise continues to see pricing pressure. In immuno-oncology, the large number of clinical trials that are being carried out highlight the competitive nature of this area and renders speed to market critical.

More information on our performance around the world in 2016 can be found in the Geographical Review from page 226

US

As the eleventh largest prescription-based pharmaceutical company in the US, we have a 3.9% market share of US pharmaceuticals by sales value.

In 2016, sales in the US decreased by 22% to $7,365 million (2015: $9,474 million). Declines in revenue from Nexium, Crestor and Synagis were partially offset by the strong performance of our Growth Platforms, including Farxiga, Bydureon and Brilinta, the launches of Lynparza and

48	AstraZeneca Annual Report and Form 20-F Information 2016

Tagrisso, and the impact of completing the acquisition of Actavis’ rights to Tudorza and Daliresp in the US.

The US healthcare system is complex with multiple payers and intermediaries exerting pressure on patient access to branded medicines through regulatory and voluntary rebates. Regulatory rebates are statutorily mandated chargebacks and discounts paid on government-funded programmes such as Medicaid, Department of Defense (including TRICARE) and Department of Veteran’s Affairs. Voluntary rebates are paid to managed care organisations and pharmacy benefit managers for commercially insured patients, including Medicare Part D patients. In the Medicare Part D programme, in addition to voluntary negotiated rebates, branded pharmaceutical manufacturers are statutorily required to pay 50% of the patient’s out-of-pocket costs during the ‘coverage gap’ portion of their benefit design. As part of the ACA, we also pay a portion of an overall industry Patient Protection and Affordable Care Act Branded Prescription Drug Fee.

In 2016, the overall measurable reduction in our profit before tax for the year due to discounts on branded pharmaceuticals and an industry-wide excise fee was $471 million (2015: $786 million; 2014: $714 million).

In the US, there is significant pricing pressure driven by payer consolidation, restrictive reimbursement policies and cost control tools, such as exclusionary formularies and price protection clauses. Many formularies employ ‘generic first’ strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists. These mechanisms can be used by intermediaries to limit the use of branded products and put pressure on manufacturers to reduce net prices. In 2016, 84.7% of prescriptions dispensed in the US were generic, compared with 84.0% in 2015. In addition, patients are seeing changes in the design of their health plan benefits and may experience variation, including increases, in both premiums and out-of-pocket payments for their branded medications. The patient out-of-pocket spend is generally in the form of a co-payment or co-insurance, but there is a growing trend towards high deductible health plans which require patients to pay the full list price until they meet certain

Healthy Heart Africa (HHA) was launched in Kenya in October 2014 in collaboration with the Ministry of Health in support of its commitment to combat NCDs.

HHA aims to reach 10 million hypertensive patients across Sub-Saharan Africa by 2025 and, after two years, it has already:

>  conducted over two million hypertension screenings in the community and in health facilities

>  trained over 3,000 healthcare workers, including doctors, nurses, community health volunteers and pharmacists to provide education and awareness, screening and treatment services for hypertension across 31 counties

>  activated 403 health facilities to provide hypertension services, including the establishment of secure supply chains for low-cost, high-quality antihypertensive medicines.

3,000

Trained over 3,000 healthcare workers as part of Healthy Heart Africa.

Following the success of HHA in Kenya, we developed a partnership with the Federal Ministry of Health in Ethiopia to integrate HHA programming into the Ethiopian healthcare system in support of the Government National Strategic Action Plan for NCDs.

In September, we announced a $10 million, five-year global public-private partnership with The US President’s Emergency Plan for AIDS Relief (PEPFAR) that will expand access to HIV/AIDS and hypertension services by offering them in an integrated manner at existing PEPFAR-supported HIV/AIDS sites, beginning in Kenya. For example, working-age men are a difficult population to engage for HIV care, and HHA’s innovative way of working presents an opportunity for the partnership with PEPFAR to improve HIV care in this hard-to-reach population.

AstraZeneca Annual Report and Form 20-F Information 2016	49

understand their priorities and requirements, and play a leading role in projects to align better the requirements of regulatory and health technology assessment (HTA) agencies or other organisations that provide value assessment of medicines. For example, we have a leading role in the European IMI ADAPT-SMART programme for exploring adaptive licensing.

>  We pursue a flexible pricing approach that reflects the wide variation in global healthcare systems. We have developed patient access programmes that are aligned with the ability to pay of patients and healthcare systems. We are committed to the appropriate use of managed entry schemes and the development of real world evidence and we are investigating innovative approaches to the pricing of medicines, such as payment for outcomes received by the patient and healthcare system.

Pricing and access to healthcare

We continue to make our medicines affordable to more people on a commercially and socially sustainable basis. As, on average, almost half of medicine funding in emerging countries is paid for by the user or their families, we base our approach in these markets on an understanding of their economic circumstances and the burden placed on them by health costs. Our new pricing strategy addressing out-of-pocket funding, developed in 2016, focuses on two of our therapy areas, Respiratory and CVMD, and uses socio-economic evaluation on a country-by-country basis to determine affordable price points for self-pay patients based on ability to pay.

Our efforts to price medicines affordably were seen by the Access to Medicine Foundation as an important step and, together with our approach to IP and our capacity building strategy in markets such as Brazil and China, contributed to our rise from 15th place in 2014 to 7th place in 2016 in the Foundation’s biennial Access to Medicine Index. For more information on our initiatives, see Healthy Heart Africa on page 49, affordability programme in Brazil on this page, and our Young Health Programme on page 53. We will continue to work with partners and patients to develop sustainable access initiatives for as many patients as possible.

Brazil has large socio-economic disparities and, despite a universal healthcare system, the main source of funding for medicines remains the private sector, including individuals paying out-of-pocket. To improve access to our medicines, we have been exploring how we can use economic data to link an individual’s ability to pay with the price of our medicines, supporting our work with lifestyle and disease awareness advice. This latest approach builds on our Faz Bem programme, which has helped some 2.5 million patients since it was launched in 2008.

2.5m

Our Faz Bem programme in Brazil has helped some 2.5 million patients.

physicians about our broad portfolio, we are selectively investing in sales capabilities where opportunities from unmet medical need exist. We are also expanding our reach through multi-channel marketing and external partnerships.

Pricing and delivering value

Our medicines help treat unmet medical need, improve health and create economic benefits. Effective treatments can lower healthcare costs by reducing the need for more expensive care, preventing more serious and costly diseases and increasing productivity. Nevertheless, and as outlined in Marketplace from page 11, we are acutely aware of the economic challenges faced by payers and remain committed to delivering value. We are committed to a pricing policy for our medicines based on four principles:

>  We determine the price of our medicines while considering their full value for patients, payers and society. The agreement on price involves many national, regional and local stakeholders, reflecting factors such as clinical benefit, cost effectiveness, improvement to life expectancy and quality of life.

>  We aim to ensure the sustainability of both the healthcare system and our research-led business model. We believe we share a collective responsibility with healthcare providers and other stakeholders to work together to enable an efficient healthcare system for patients today and support a pipeline of new medicines for patients tomorrow.

>  We seek to ensure appropriate patient access to our medicines. We work closely with payers and providers to

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Business Review continued

3. Be a great place to work

Great people (see Employees from page 54) are central to our success and being a great place to work is at the heart of our efforts to release the talents of our people. We promote a culture, both for employees and those third parties with whom we work, that delivers sustainable good performance and long-term business success.

Overview

>	We continued to train employees on the ethical standards that govern the way we operate
>	We identified six confirmed breaches of external sales and marketing regulations or codes
>	We carried out 8,977 risk assessments on third parties as part of our risk management process
>	We are developing a health and wellbeing framework based on the WHO Healthy Workplace Model
>	Over 1.6 million young people across five continents were provided with skills and information to improve their health

Sales and marketing ethics

We are committed to employing high ethical standards of sales and marketing practice worldwide, which are detailed in our Code of Conduct and supporting Global Policies on Ethical Interactions. Approximately 34,100 employees are engaged in our Commercial activities. We report publicly on the number of:

>	confirmed breaches of external sales and marketing codes
>	breaches of our Code of Conduct, Global Policies or supporting requirements by employees and third parties in our Commercial Regions, and associated corrective actions.

Alongside our Company Values, our Code of Conduct guides us on how we can make the best day-to-day choices on behalf of AstraZeneca and act in a consistent, responsible way, worldwide. There are two mandatory training courses dedicated to the

Code of Conduct; one is for new starters to introduce the Code, while the other is the annual training for all employees, which serves as an important reminder of our key commitments and principles.

During 2016, we continued to train employees on the ethical standards that govern the way we operate. We maintain a robust compliance programme in our efforts to ensure that there is compliance with all applicable laws, regulations and adopted industry codes, and that our business is operating with high ethical standards. Our compliance programme is delivered by dedicated compliance professionals who advise on and monitor adherence to our Code of Conduct, Global Policies and supporting requirements. These professionals also support our line managers locally, seeking to ensure that their staff meet our high ethical standards. A network of nominated signatories reviews our promotional materials and activities against applicable requirements. In 2016, audit professionals in Internal Audit Services also conducted compliance audits on selected marketing companies. When engaging third parties for sales and marketing activities or other services, we are committed to working with only those third parties who embrace high standards of ethical behaviour consistent with our own.

We identified six confirmed breaches of external sales and marketing regulations or codes in 2016 (2015: 11).

There were 1,729 instances, most of them minor, of non-compliance with our Code of Conduct, Global Policies or supporting requirements in our Commercial Regions, including instances by employees and third parties (2015: 1,749).

We removed a total of 222 employees and third parties from their roles as a result of these breaches (a single breach may involve more than one person). We also formally warned 429 others and provided further guidance or coaching on our policies to 1,283 more. The most serious breaches were raised with the Audit Committee.

The US Foreign Corrupt Practices Act investigation involving AstraZeneca was resolved in 2016 following a civil settlement agreed with the SEC; the DOJ closed its investigation without taking action against the Company. More information about material legal proceedings can be found in Note 28 to the Financial Statements from page 185.

Transparency reporting

AstraZeneca is committed to the highest standards of conduct in all of our operations, including transparency in how we partner with physicians and medical institutions. In the US, our external transparency reporting meets the requirements of the Physician Payments Sunshine Act (Open Payments), as well as relevant state transparency laws. In Europe, AstraZeneca’s reporting meets the requirements of the European Federation of Pharmaceutical Industries and Associations (EFPIA) Disclosure Code, as well as applicable local transparency requirements.

Working with suppliers

With most of our API manufacturing outsourced, we need an uninterrupted supply of high-quality raw materials. We therefore place great importance on our global procurement policies and integrated risk management processes. We purchase materials from a wide range of suppliers and work to mitigate supply risks, such as natural or man-made disasters that disrupt supply chains or the unavailability of raw materials. Contingency plans include using dual or multiple suppliers where appropriate, maintaining adequate stock levels and working to mitigate the effect of pricing fluctuations in raw materials.

We also seek to manage reputational risk. Our ethical standards are integral to our procurement and partnering activities and we continuously monitor compliance through assessments and improvement programmes. We work only with those suppliers whose standards of ethical behaviour are consistent with our own. We will not use suppliers who are unable to meet our standards.

To achieve this, we have an established process for third party risk management. This process assesses risk based upon defined criteria. These include risks related to bribery and corruption, data privacy, the environment and wages. Each step of the process provides an additional level of assessment, and we conduct more detailed assessments on those relationships identified as higher risk. Through this

52	AstraZeneca Annual Report and Form 20-F Information 2016

risk-mitigation process, we seek to better understand the partner’s risk approach and seek to ensure the partner understands and can meet our standards. We conducted a total of 8,977 assessments in 2016, taking our total number of assessments to 21,622 since May 2014. Of these, 6,622 were in the Asia Pacific region, 6,488 in Europe and 5,712 in the Americas. The remaining 2,800 assessments relate to global suppliers and those based in the Middle East and Africa.

In 2016, we conducted 66 audits on high-risk suppliers, seeking to ensure that they employ appropriate practices and controls. Thirty two percent of suppliers met our expectations, with a further 42% implementing improvement plans to address minor instances of non-compliance. Through our due diligence process, we rejected 40 suppliers because of reputational concerns.

Safety, health and wellbeing

We work to promote a safe, healthy and energising work environment for employees and partners. As outlined in our Safety, Health and Environment (SHE) strategy on page 45, we have established a set of safety, health and wellbeing targets aimed at supporting our people and keeping AstraZeneca among the sector leaders in SHE performance.

We made good progress against our new strategic targets in 2016, achieving a 16% reduction in the reportable injury rate and a 12% reduction in vehicle collision rate from 2015 baseline. Building on our previous success in establishing a culture of health and wellbeing, we are developing a health and wellbeing framework, based

21,000
Carried out more than 21,000

supplier assessments since May 2014.

on the World Health Organization’s Healthy Workplace Model, which will give sites and marketing companies a blueprint for continuous improvement in this area.

In 2016, we carried out a number of activities and initiatives focused on delivery of improvements in key areas of concern, including driver safety, fall prevention, behavioural SHE, risk management, industrial hygiene and stress management. We also continued to focus on learning from incidents, using a dedicated website where all employees can access the learning to help ensure incidents are not repeated.

Vehicle collisions

Year	Collisions per million km	Target
2016	3.62	4.00
2015	4.13	5.60

Reportable injuries
Year	Reportable injury rate per million hours worked	Target
2016	1.45	1.64
2015	1.73	N/A

Community investment

Our global community investment strategy focuses on healthcare in the community and science. For example, 2016 was the sixth year of our partnership with the UK educational charity Career Ready to support increased participation by 16- to 19-year-olds in science, technology, engineering and maths subjects.

In 2016, we spent a total of approximately $501 million (2015: approximately $680 million) on community investment sponsorships, partnerships and charitable donations worldwide, including our product donation and patient assistance programmes which make our medicines available free of charge or at reduced prices.

In 2016, we provided more than $466 million (2015: over $617 million) in savings to almost 200,000 patients in the US and Puerto Rico through our AZ&Me Prescription Savings

Program. Additionally, we donated over $20 million in products across multiple therapeutic areas to our NGO partners AmeriCares and Direct Relief International in support of public health needs and disaster relief.

Young Health Programme

We continued to develop the three strands of our Young Health Programme (YHP): on-the-ground programmes; advocacy; and research and evidence generation. Our on-the-ground programmes focus on the primary prevention of NCDs and associated adolescent risk behaviours. From 2010 to 2016, the programme has provided over 1.6 million young people in communities across five continents with the skills and information they need to improve their health. Over 47,000 of these young people have been trained to share this health information with their peers and the community. The programmes have also trained more than 12,600 frontline health workers in adolescent health. 2016 saw the launch of a programme in Kenya, the extension of the India programme to 2020 and a new programme in Canada. Further programmes are in development for 2017.

Further information on YHP can be found on its website, www.younghealthprogrammeyhp.com

Disaster relief

The British Red Cross continues to act as our global disaster relief partner, channelling the bulk of our disaster relief donations. In addition to the charitable donations referenced in Community investment above, in July 2016 we donated $200,000 via the British Red Cross to the Kuala Lumpur Emergency Response Unit, and $25,000 to replenish stocks of hygiene kits at the British Red Cross/Crescent Panama Warehouse following Hurricane Matthew.

AstraZeneca Annual Report and Form 20-F Information 2016	53

transfer, training, retraining (including retraining, if needed, for people who have become disabled), and reward. To help deliver our strategic priorities, we are identifying and recruiting emerging talent, as well as investing in internships and recruitment opportunities globally. For example, we conduct a global programme to hire recent graduates for our procurement, quality, engineering, IT and supply chain functions. We also have a graduate programme for IMED, which complements our established IMED Post Doctorate Programme for researcher recruitment. Additionally, we offer a 12-week internship opportunity for business school students to contribute to key initiatives in our Oncology therapeutic area.

Hiring over recent years means that employees with less than two years’ service now represent 30% of our global workforce (up from 20% in 2012). This provides a greater balance in terms of refreshing talent and retaining organisational experience. The composition of our international workforce has also changed with our business focus. This can be seen in the Sales and Marketing figures to the right, which shows a greater concentration in Emerging Markets.

Voluntary employee turnover increased marginally to 9.6% in 2016 from 8.6% in 2015 (restated 2015 number). The voluntary employee turnover rate among our high performers also increased in 2016 to 6.1%. We seek to reduce regretted turnover through more effective hiring and induction, high-level reviews of resignations, risk assessments and retention plans.

Develop a strong and
diverse pipeline of leaders

To foster innovation, we seek to harness different perspectives, talents and ideas as well as ensuring that our employees reflect the diversity of the communities in which we operate.

During 2016, we implemented new talent management and succession planning processes. This focused on the deliberate identification, sourcing and accelerated development of our highest potential talent, seeking to ensure that we have credible successors with the capabilities and experiences necessary for our business critical roles.

We continue to focus on diversity and inclusion with a goal to increase the presence of women on our leadership teams. In 2016, we piloted a European Women as Leaders experience to support the accelerated development of high potential women in AstraZeneca. In 2017, this programme will be offered globally. As shown in the gender diversity figure on the next page, women comprise 49.9% of our global workforce. There are currently three women on our Board (30%). Below Board level, the representation of women in senior roles (ie roles at Career Level F or above which constitute the six highest bands of our employee population) increased to 43.2% in 2016, which exceeded our Scorecard target of 42.5% for this measure and compares favourably to external benchmarks.

AstraZeneca Annual Report and Form 20-F Information 2016	55

Strategic Report  |  Resources Review

Resources Review continued

We continue to develop high-quality leaders. In 2016, 15% of the approximately 130 leadership roles that report to our senior leadership team were either promoted into the leadership population, or moved roles within the leadership population. To ensure our senior leadership reflects our diverse geographic footprint, we track the country of origin of senior leaders and reflect this in our diversity targets. In 2016, 14.5% of leadership roles that report to our senior leadership team have a country of origin that is an Emerging Market or Japan (an increase from 5% in 2012).

Drive a vibrant, high-performing culture

Continuing our emphasis on high performance, in 2016, we extended our single global performance management framework and approach to cover 94% of the workforce. We also implemented a global annual salary and incentive review process which covers 60% of the workforce. We require every employee to have high quality objectives, aligned to our strategy, which we monitor closely. Managers are accountable for working with their employees to develop individual and team performance targets, and for ensuring employees understand how they contribute to our overall business objectives.

Equally important are our performance-related bonus and incentive plans. We encourage participation in various employee share plans, some of which are described in the Directors’ Remuneration Report from page 103, and also in Note 27 to the Financial Statements, from page 182.

Employee opinion surveys help us measure employee satisfaction and engagement and how we are doing in our aim of being a great place to work. Our most recent survey, carried out in December 2016, showed a decline compared to the survey at the start of the year in scores for all 10 items common to both surveys. Although this might not be unexpected given the action we are taking to reshape our business to improve long-term competitiveness, we are continuing to focus on improving areas identified in our surveys as being important drivers of employee engagement. For example, we are driving our agenda around people development, encouraging improved dialogue between colleagues and their line managers on development. We have also continued our efforts to simplify the work environment for colleagues, whether this be through simplifying business processes or improving the IT tools we use in the workplace.

*	For the purposes of section 414C(8)(c)(ii) of the Companies Act 2006, ‘Senior Managers’ are the SET, the directors of all of the subsidiaries of the Company and other individuals holding named positions within those subsidiaries.

Generate a passion for

people development

We encourage employees to take ownership of their own development and encourage leaders to spend time supporting their employees’ development. To support this, in 2016 we implemented a global platform to increase the visibility and accessibility of job opportunities.

We strive to attract talent by offering rewarding careers that connect the potential of our people with the capabilities required by our business. We are focusing on ensuring development opportunities are available to all employees, alongside our investment in our highest potential talent. In 2016, we piloted a new best-practice technology-enabled leadership experience, rooted in social learning, with 180 supply and manufacturing leaders based in West Chester and Mount Vernon in the US, and Vorsino in Russia. This experience can be accessed on any device at any time, with the goal of implementing global technology enabled development programmes in 2017.

Human rights

We are committed to respecting and promoting international human rights – not only in our own operations, but also in our wider spheres of influence (such as our third party providers). To that end, we integrate human rights considerations into our policies, processes and practices. We are also committed to ensuring that there is no modern slavery or human trafficking in our supply chains or any part of our business. Our full statement required under section 54 of the UK Modern Slavery Act will be published on our website, www.astrazeneca.com, later in 2017.

We support the principles set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization’s (ILO) standards on child labour and minimum wages. We are also members of the United Nations Global Compact on Human Rights.

In 2016, we began conducting our third biennial Human Rights labour review in all countries where we have a presence. The review focuses on ILO core themes, including freedom of association and collective bargaining, child labour,

56	AstraZeneca Annual Report and Form 20-F Information 2016

discrimination, working hours and wages, including questions on the Living Wage. Where a gap to ILO minimum standards is identified, we will put in place local plans to close those gaps. In 2016, AstraZeneca became accredited with the Living Wage Foundation in the UK and will treat this as an experience to be evaluated alongside all other associated evidence in respect of seeking a global solution, for example, monitoring impact on our cost base.

Managing change

In 2013, we announced plans to invest in three strategic R&D centres as outlined in Organisation on page 42. This affected employees in the US and the UK. We encouraged and supported employees to relocate and have made good progress. For example, as at 31 December 2016, 2,000 employees were working in Cambridge and, of these employees, 500 have relocated from other sites in the UK. In addition to the 750 employees hired in 2015 and 2016, we expect to hire a further approximately 350 employees in Cambridge in 2017. We are using interim infrastructure in and around Cambridge to house these employees until our new site is ready. For employees who do not accept offers to relocate to Cambridge, we provide career support, outplacement support and competitive severance packages.

For more information on Cambridge, see page 7; on our restructuring programme, please see Restructuring from page 69 and Financial Review from page 62

Employee relations

We seek to follow a global approach to employee relations guided by global employment principles and standards, local laws and good practice. We work to develop and maintain good relations with local workforces and work closely with our recognised national trade unions. We also regularly consult with employee representatives or, where applicable, trade unions, who share our aim of retaining key skills and mitigating job losses.

Intellectual Property

Discovering and developing medicines requires a significant investment of resources by research-based pharmaceutical companies. The process can take a decade or more. For this to be a viable investment, new medicines must be safeguarded from being copied with a reasonable amount of certainty for a reasonable period of time.

Our industry’s principal economic safeguard is a well-functioning patent system that recognises our efforts and rewards innovation with appropriate protection – and allows time to generate the revenue we need to reinvest in pharmaceutical innovation. Patent rights are limited by territory and duration. A significant portion of a patent’s duration can be spent during R&D, before it is possible to launch the protected product. Therefore, we commit significant resources to establishing and defending our patent and related IP protections for inventions.

Patent process

We file patent protection applications for our inventions to safeguard the large investment required to obtain marketing approvals for potential new drugs. As we further develop a product and its uses, these new developments may necessitate new patent filings. We apply for patents through government patent offices around the world. These assess whether our inventions meet the strict legal requirements for a patent to be granted. Our competitors can challenge our patents in patent offices and/or courts. We may face challenges early in the patent application process and throughout a patent’s life. The grounds for these challenges could be the validity of a patent and/or its effective scope and are based on ever-evolving legal precedents. We are experiencing increased challenges in the US and elsewhere in the world (such as in Australia, Brazil, Canada, China, Europe and Japan) and there can be no guarantee of success for either party in patent proceedings. For information about third party challenges to patents protecting our products, see Note 28 to the Financial Statements from page 185. For more information on the risks relating to patent litigation and early loss and expiry of patents, please see Risk from page 214.

The basic term of a patent is typically 20 years from the filing of the patent application with the relevant patent office. However, a product protected by a pharmaceutical patent may not be marketed for several years after filing, due to the duration of clinical trials and regulatory approval processes. Patent Term Extensions (PTE) are available in certain major markets, including the EU and the US, to compensate for these delays. The term of the PTE can vary from zero to five years, depending on the time taken to obtain any marketing approval. The maximum patent term, when including PTE, cannot exceed 15 years (EU) or 14 years (US) from the first marketing authorisation.

Patent expiries

The tables on pages 211 to 213 set out certain patent expiry dates and sales for our key marketed products.

Other exclusivities

In addition to patent protection, regulatory data protection (RDP or ‘data exclusivity’) is an important IP right, which arises in respect of data which is required to be submitted to regulatory authorities to obtain marketing approvals for our medicines. Significant investment is required to generate such data (for example, through conducting global clinical trials) and this proprietary data is protected from use by third parties (such as generic manufacturers) for a number of years in a limited number of countries. The period of such protection, and the extent to which it is respected, differs significantly among countries. RDP is an important protection for our products, and we strive to enforce our rights to it, particularly as patent rights are increasingly being challenged.

The RDP period starts from the date of the first marketing approval from the relevant regulatory authority and runs parallel to any patent protection. RDP generally expires prior to patent expiry in all major markets.

AstraZeneca Annual Report and Form 20-F Information 2016	57

Strategic Report  |  Resources Review

Resources Review continued

Information technology and information services resources

Our continuing vision for IT is to focus on areas that may provide a competitive advantage for AstraZeneca.

At the end of 2016, we successfully completed our three-year IT Transformation Programme. The wide-ranging programme has delivered improved productivity, efficiency, responsiveness and innovation allowing us to better support our business priorities while at the same time significantly reducing cost.

First, to implement our vision for IT, we seek to identify, prioritise and drive adoption of new technologies to support the business and enable our science. Second, we aim to make significant investments in data and analytics to allow the business to manage information more effectively in order to drive faster, more effective decision making. Finally, we seek to drive operational excellence and improvements in the performance, stability, security and cost of the underlying application landscape and infrastructure of our IT.

Protecting our IT systems, IP and confidential information against cyberattacks is a key concern. Our IT organisation seeks continuous improvement of our IT protection by developing and implementing robust, effective and agile risk-based approaches to protect our resources and keep pace with the rapidly evolving cybersecurity risk landscape. To help guard against cybercrime, we have adopted a comprehensive cybersecurity process and policy, which we regularly review and update. We monitor our systems and data with sophisticated technology to identify and address potential weaknesses in the management of cybersecurity risk.

At the end of 2016, our IT organisation comprised approximately 3,500 people across our sites in the UK, Sweden, the US, and our new technology centres in India (Chennai) and Mexico (Guadalajara).

Environment

We follow the science to protect the planet by managing our impact on the environment across all our operations.

Overview

>	Independent verification of science-based climate change targets and commitment to responsible water stewardship
>	2016 greenhouse gas footprint reduced by 5%
>	2016 waste management generation increased by 1%
>	2016 water consumption performance reduced by 5%

Natural resource efficiency

As outlined in Safety, Health and Environment strategy on page 45, we have begun work on delivering our 2016 to 2025 Safety, Health and Environment (SHE) targets. Our 2016 natural resource targets included reducing:

>	operational greenhouse gas footprint by 2% to 1,708,335 tonnes CO2e
>	waste generation by 2% to 36,760 tonnes
>	water use by 2% to 4.13 million m3.

The table to the right provides data on our global greenhouse gas emissions, waste production and water consumption for 2016. The data coverage includes 100% of our owned and controlled sites globally. 2015 data was recalculated to include acquired sites that form part of the 2016 to 2025 strategy baseline.

We continue to integrate environmental considerations across a medicine’s entire life-cycle, from discovery, R&D to manufacturing, commercialisation and disposal. This considers the natural resources used to manufacture our products and the environmental impact of our active pharmaceutical ingredients (APIs).

We are working to reduce our greenhouse gas emissions by, among other things, investment in improving energy and fuel efficiency and pursuing lower-carbon alternatives to fossil fuels, utilising a hierarchy approach of Avoid-Reduce-Substitute. During 2016, site energy use improved to reduce consumption by 0.2% and procurement of electricity from certified renewable sources increased to represent 58% of total electricity imports. Our travel and freight transport emissions decreased due to reduced business air travel, increased fuel efficiency of our commercial sales fleet and continued achievement in switching freighting of goods from air to sea.

Operational greenhouse gas footprint

emissions (tonnes CO2e)

Waste production (tonnes)

Water use (million m3)

60	AstraZeneca Annual Report and Form 20-F Information 2016

We recognise the need to use water responsibly and, where possible, to minimise water use in our facilities. In 2016, we targeted a 2% reduction from our 2015 water use. In 2016, our water footprint was 3.99 million m3, a 5% reduction. This was achieved in part by investing in water efficiency projects such as the reclamation and reuse of water at a number of our manufacturing sites in Australia and the US. During 2016, our major sites completed Water Conservation Plans and we standardised the assessment of water stress across our network, enabling prioritisation of water efficiency in areas where water scarcity is of greatest concern.

We are also working on measuring and reporting the environmental impact of our external manufacturing activity and work to set appropriate environmental targets with our suppliers. We capture data for more than 90% (based on spend) of the globally managed outsourced manufacture of key intermediates and APIs, formulation and packaging for our established brands. Understanding and management of our external supplier footprint will be a continued focus of our SHE commitment going forward.

With regard to pharmaceuticals in the environment (PIE), we manage the manufacturing emissions of our APIs in a responsible manner to ensure that we do not exceed the safe discharge standards set for our own manufacturing sites and those of key suppliers. We review compliance with these safe discharge standards annually. Using a concept called ‘ecopharmacovigilance’, we review emerging science and literature for new information that might change the way we assess and manage any environmental risks associated with our products. Our proactive SHE research also addresses some of the key risks posed by PIE. In 2016, we signed an industry declaration presented to the United Nations General Assembly ensuring the responsible use, patient access and production of antibiotics to help combat the threat of antimicrobial resistance.

   Further information, including environmental risk assessment data for our medicines, is available on our website,
www.astrazeneca. com/sustainability/environmental-sustainability.html

We were one of only four FTSE 350 companies to have had our climate change targets approved by the Science Based Targets initiative which is a partnership with CDP, the UN Global Compact, World Resources Institute, and World Wide Fund for Nature. The initiative seeks to create a systematic change in how targets are set, so that companies contribute their fair share of the challenging emissions reduction needed to limit global temperature increase to under two degrees centigrade.

Our pMDI inhaler therapy relies on hydrofluoroalkane (HFA) propellants which affects our greenhouse gas footprint. While HFAs have no ozone depletion potential and a third or less of the global warming potential than the chlorofluorocarbons they replace, they are still potent greenhouse gases. During 2016, we continued to explore practical opportunities to reduce the climate impact of these devices while continuing to fulfil patient needs. Including emissions from patient use of our inhaler therapies, our aim by 2016 was to reduce our operational greenhouse gas footprint by 2% from our 2015 level. We achieved this, with our operational greenhouse gas footprint totalling 1,656,917 metric tonnes in 2016, a reduction of 5% from our 2015 baseline.

   For more information on carbon reporting, please see Sustainability: supplementary information from page 231

Waste management is another key aspect of our commitment to minimise environmental impact. In 2016, we targeted a 2% reduction in waste generation from our 2015 baseline. In 2016, our total waste was 37,923 metric tonnes, a 1% increase on 2015. Although we initiated waste reduction projects, such as major investment to enable solvent reuse at a Swedish manufacturing site, these were insufficient to offset the increase in activity across our network. While waste prevention is an essential goal, we seek to maximise treatment by material recycling and avoiding landfill disposal when prevention is impractical.

AstraZeneca Annual Report and Form 20-F Information 2016	61

Sustainability: supplementary information

Summary information about our commitment and performance in key areas is introduced on page 43 and is integrated into the relevant sections of this Annual Report. Further information about these and other areas is available on our website, www.astrazeneca.com.

A core element of our business strategy is value-creating business development activity that strengthens our pipeline and accelerates growth. This includes targeted acquisitions. When we acquire companies we aim to align standards of responsible business and incorporate the companies in the setting of targets and measurement of performance.

Benchmarking

Our DJSI performance was summarised on page 44. We achieved a total score of 86% (2015: 84%) compared with a sector best score of 89%. Sector best scores attained for five criteria: Occupational Health and Safety (88%), Code of Conduct (100%), Marketing Practices (93%), Climate Strategy (100%) and Health Outcomes Contribution (100%). We increased individual scores for 11 out of 22 criteria for 2016: Risk & Crisis Management, Marketing Practices, Tax Management, Climate Strategy, Environmental Reporting, Operational Eco-efficiency, Human Capital Development, Talent Attraction & Retention, Corporate Citizenship & Philanthropy, Occupational Health & Safety and Addressing the Cost Burden.

External assurance

Bureau Veritas has provided independent external assurance to a limited level on the following sustainability information contained within this Annual Report:

>	Sustainability, page 43
>	Sustainability framework, page 43
>	Benchmarking and assurance, page 44
>	Responsible research, page 47
>	Healthy Heart Africa, page 49
>	Pricing and access to healthcare, page 51
>	Sales and marketing ethics, page 52
>	Working with suppliers, page 52
>	Safety, health and wellbeing, page 53
>	Community investment, page 53
>	Develop a strong and diverse pipeline of leaders, page 55
>	Human rights, page 56
>	Managing change, page 57
>	Employee relations, page 57
>	Natural resource efficiency, page 60
>	Following the science to protect the environment, page 61

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing them to believe that the sustainability information contained within this Annual Report is materially misstated. Bureau Veritas is a professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management and disclosure.

The full assurance statement, which includes Bureau Veritas’s scope of work, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

Carbon reporting

The table below provides data on our global greenhouse gas emissions for 2016. The data coverage includes 100% of our owned and controlled sites globally. In 2015, data was recalculated to include acquired sites that form part of the 2016 to 2025 strategy baseline. We have reported on all of the emission sources required under the Quoted Companies Greenhouse Gas Emissions (Directors’ Reports) Regulations 2013. These sources fall within our consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency, USEPA eGRID and the EU RE:DISS II databases and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

Bureau Veritas has undertaken a limited assurance on the 2016 GHG emissions data. The assurance statement, including scope, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

Carbon reporting

Global greenhouse gas emissions data for the period 1 January 2016 to 31 December 2016

			Tonnes of CO2e
	2016	2015	2014	2013[1]
Emissions from:
Scope 1: Combustion of fuel and operation of facilities[2]	329,140	338,038	328,722	318,626
Scope 2 (Market-based): Electricity (net of market instruments), heat, steam and cooling purchased for own use[3]	219,574	351,471	N/A	N/A
Scope 2 (Location-based): Electricity, heat, steam and cooling purchased for own use[3]	292,363	287,903	290,288	274,399
Company’s chosen intensity measurement:
Scope 1 + Scope 2 (Market-based) emissions reported above normalised to million US dollar revenue	23.9	27.9	N/A	N/A
Scope 3 Total: Emissions from all 15 Greenhouse Gas Protocol Scope 3 Categories[4] (one year in arrears)	7,661,092	6,310,359	N/A	N/A
Scope 3 in our Operational Footprint:
Supply chain emissions: Upstream emissions from personal air travel, goods transport, waste incineration, and first tier active pharmaceutical ingredients and formulation & packaging suppliers (>90% of category spend, energy only); Downstream emissions from HFA propellants released during patient use of our inhaled medicines	1,108,204	1,053,690	N/A	N/A
2016-2025 Strategy ‘Operational Footprint’ KPI: Scope 1 + Scope 2 (Market-based) + our Operational Footprint Scope 3 sources. Baseline year is 2015	1,656,917	1,743,199	N/A	N/A
2016-2025 Strategy Scope 3 intensity measurement KPI: Scope 3 emissions from all 15 Greenhouse Gas Protocol Scope 3 Categories normalised to million US dollar revenue. Baseline year is 2015 (one year in arrears)	333	255	N/A	N/A

[1]	Regular review of the data is carried out to ensure accuracy and consistency. This has led to slight changes in the data for previous years. None of the changes is statistically significant. The data quoted in this Annual Report are generated from the revised data.
[2]	Included in this section are greenhouse gases from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.
[3]	Greenhouse gases from imported electricity are calculated using the GHG Protocol Scope 2 Guidance (January 2015) requiring the dual reporting using two emissions factors for each site – market-based and location-based. Location-based factors are the grid average emissions factor for the country (or subregion in the US) that a site is in. Market-based factors are more specific to the site and local energy market, taking account of the residual energy mix a site is sourcing power from and any certified renewable power purchased by a site.
[4]	GHG Protocol Scope 3 Categories: Purchased goods and services; Capital goods; Fuel- and energy-related activities; Upstream transportation and distribution; Waste generated in operations; Business travel; Employee commuting; Upstream leased assets; Downstream transportation and distribution; Processing of sold products; Use of sold products; End-of-life treatment of sold products; Downstream leased assets; Franchises; Investments.

AstraZeneca Annual Report and Form 20-F Information 2016	231